January 15, 2009
Via EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mark Kronforst
          Accounting Branch Chief
Re:	AMICAS, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 7, 2008
Form 8-K filed November 4, 2008
File No. 000-25311
Ladies and Gentlemen
          AMICAS, Inc. (the “Company,” “we,” “us” or “our”) is in receipt of your letter dated December 31, 2008, which provided your comments relating to our financial statements and related disclosures. We respectfully submit this letter in response to your comments. The comments and responses set forth below are keyed to the numbering of the comments and headings used in your letter. Based upon our responses below, we do not believe it is necessary to amend any of our previous filings with the Securities and Exchange Commission.
          We hereby advise you as follows:
Form 10-K for Fiscal Year Ended December 31, 2007
Item 1. Business page 1
1.	We note that although you rely on surveys and reports to describe the healthcare market, you have not consistently identified the entity responsible for the data cited or provided the publication date. As examples, see the reference to “a survey” in the first paragraph on page 3, the data cited in the fourth paragraph on page 3 and the data attributed to “industry experts” in the first paragraph on page 4. In future filings, please include relevant identification and publication information.
     Company’s Response:

     We confirm that, in future filings, we will include relevant identification of data cited and publication information.
2.	In future filings please distinguish more clearly between existing offerings and planned or future offerings. For instance, we note that you have included in the list of presumably existing Vision Series Products on page 6 a description of the Vision Series Financials. However you also included a description of Vision Series Financials on page 7, which clearly indicates that the product is currently under development and is not anticipated to be generally available until the first half of 2008. In addition, you include a list of existing and potential offerings on page 8, without distinguishing between the two types.
     Company’s Response:
     We confirm that, in future filings, we will clearly distinguish between existing products, planned products, and future products. For clarification purposes, the Company offered Vision Series Financials as an existing product, and during 2008 developed the replacement product which was intended to be marketed under the Vision Series Financials trademark name.
Form 10-K for Fiscal Year Ended December 31, 2007
Competition, page 9.
3.	We note that your discussion of the competitive conditions in your industry does not include a discussion of the competitive position relative to those of your competitors. Moreover, your disclosure should include a discussion of the positive and negative factors pertaining to your competitive position as well as a discussion of your principal products and/or services to the extent known. In future filings please provide expanded disclosure consistent with the requirements of Item 101(c)(1)(x) of Regulation S-K.
     Company’s Response:
     We confirm that, in future filings, we will provide an expanded disclosure consistent with the requirements of Item 101(c)(1)(x) of Regulation S-K.
Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations. Overview, page. 30.
4.	We note your overview provides little information regarding how management evaluates the company’s performance. In future filings, please consider revising your overview section to provide a more informative executive level discussion that addresses how management evaluates your financial condition and operating results. An expanded overview could include, for example, a more detailed look at how you earn revenue, your prospects for future growth, material opportunities, and any known trends, demands, commitments, or uncertainties. See SEC Release No. 33-8350 for additional guidance. Note that this comment also relates to Form 10-Q for the fiscal quarter ended September 30, 2008.
     Company’s Response:
     We confirm that, in future filings, we will provide an expanded overview to further discuss how we evaluate our financial condition and operating results, and other relevant factors as outlined in SEC Release No. 33-8350.
Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations. Results of Operations, page. 31.
5.	Throughout the results of operations, you describe factors that contributed to a material change in revenue without quantifying each factor. For instance, in your discussion of maintenance and service revenues in the first full paragraph, you disclose that revenues increased in 2007 by $1.9 million, primarily because of a $1.4 million increase due to new customers and associated maintenance revenue offset by customer attrition; however, you do not quantify each component of the increase or the offsetting amounts. Additionally, in the third paragraph of this section you indicate that software license and system revenues decreased in 2007 by $0.5 million and $1 million, respectively. You further disclose that these decreases are due to pricing pressures, decreasing volume, and other factors, which are not quantified. In future filings, please quantify the impact of each factor that you discuss with respect to material changes in revenue.
     Company’s Response:
     We confirm that, in future filings, we will consider the staff’s comment, and when there are meaningful changes, the need to quantify the impact of material changes in revenue and the associated factors that drive the changes.
6.	We also note that you do not appear to have discussed the underlying reasons for period over period changes. For example, as noted above, you disclose that decreases in software license and system revenue in fiscal 2007 were due to pricing pressures, decreasing volumes, and other factors. You should also include a discussion of the business conditions that explain why software discounting increased, contract terms were changed, or volume was reduced. In future filings please expand your disclosure to discuss the driving factors and any material trends or uncertainties that have had or you believe will have a material favorable or unfavorable impact on revenues. See Item 303(a)(3)(ii) of Regulation S-K.
     Company’s Response:

     We confirm that, in future filings, we will provide a narrative discussion of the driving factors, material trends or uncertainties that have a material favorable or unfavorable impact on our revenues in accordance with Item 303(a)(3)(ii) of Regulation S-K.
7.	We note that you experienced an increase in maintenance and services revenues in fiscal 2007 as compared to 2006. Where you experience material increases in revenues, you should provide a discussion of the extent to which such increases are attributable to increases in prices or to increases in volume or to the introduction of new products and services. See Item 303(a)(3)(iii) of Regulation S-K. In addition, the decreases in software license and system revenue appear to constitute a material trend that should also be discussed in Management’s Discussion and Analysis.
     Company’s Response:
     We confirm that, in future filings, we will provide a narrative discussion of increases in our revenues and the underlying attributes related to the increases in accordance with Item 303(a)(3)(iii) of Regulation S-K. We also confirm that, if decreases in software license and system revenue appear to constitute a material trend we will discuss such a trend in Management’s Discussion and Analysis in our future filings.
Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations. Liquidity and Capital Resources, page 36.
8.	We note that your discussion of software license and system revenues on page 31 that you changed your contract terms in fiscal 2007 to include extended payment terms. Please tell us what consideration you gave to addressing the impact of this factor on your operating cash flows pursuant to Section IV.B.1 of SEC Release 33-8350.
     Company’s Response:
     We evaluated the impact of extended payment term contracts on our cash flows in 2007, and concluded that this change did not have a material impact on our current or anticipated cash flows from operations or our working capital during this period. We will continue to give consideration to Section IV.B.1 of SEC Release 33-8350 in future filings and will include commentary on our analysis from time to time should results vary.
Item 8. Financial Statements and Supplementary Data. Consolidated Statement of Operations, page F-4

9.	We note that you recognize revenue using contract accounting. Please tell us whether this revenue is reported within product revenue, service revenue, or allocated to both using some allocation method. Additionally, please tell us what consideration you gave to disclosing where this revenue is reported and, if applicable, the basis for allocation between product and service revenue.
     Company’s Response:
     We recognize revenues using contract accounting if payment of the software license fees is dependent upon the performance of consulting services or the consulting services are otherwise essential to the functionality of the licensed software. In these instances we allocate the contract value to services (maintenance and services revenues) based on list price; which is consistent with our vendor specific objective evidence (VSOE) for such services, and the residual to product (software licenses and systems sales) in our Consolidated Statement of Operations.
     We also confirm that in future filings we will enhance the description of our revenue recognition policy to include these factors.
C. Summary of Significant Accounting Policies. Revenue Recognition, page F-8.
10.	Please explain to us how you considered paragraph 28 of SOP 97-2 with respect to arrangements that contain extended payment terms. As part of your response, please tell us how your revenue recognition policy addresses arrangements that include extended payment terms.
     Company’s Response:
     Paragraph 28 of SOP 97-2 provides that “if payment of a significant portion of the software licensing fee is not due until...more than twelve months after delivery, the licensing fee should be presumed not to be fixed or determinable. This presumption can be overcome, however, if the software vendor can show a history of successfully collecting under the original payment terms without making post contract concessions.” Our revenue policy documents how we determine if the licensing fee can be deemed fixed or determinable.
     We review all contracts that are offered outside our standard payment terms. We review customer credit history to determine probability of collection and we do not have a history of granting post contract concessions. When there is a history of successfully collecting payments from our customer without making post contract concessions, we recognize revenue upon delivery. In instances where we do not have an established payment history and/or if the payment terms are in excess of twelve months we recognize revenue as payments become due and payable.
     We confirm that, in future filings, we will enhance the description of our revenue recognition policy to include these factors.

11.	We note you recognize revenue under SOP 81-1 for arrangements that include services essential to the functionality of the software. Please tell us how your revenue recognition policy addresses the disclosure requirements of the SOP for such arrangements.
     Company’s Response:
     We confirm that, in future filings, we will enhance the description of our revenue recognition policy to include the disclosure requirements of SOP 81-1 including the following;
     Our license and service arrangements generally do not require significant customization or modification of our software products to meet specific customer needs. In those limited instances that do require significant modification, including significant changes to our software products’ source code or where there are acceptance criteria or milestone payments, we defer the recognition of software license revenue. In instances where we have determined that services are essential to the functionality, we recognize the services revenues and software license and systems revenues according to SOP 81-1 using the percentage of completion method.
     We generally determine the percentage-of-completion by comparing the labor hours incurred to date to the estimated total labor hours required to complete the project. We consider labor hours to be the most reliable, available measure of progress on these projects. Adjustments to estimates to complete are made in the periods in which facts resulting in a change become known. When the estimate indicates that a loss will be incurred, such loss is recorded in the period identified. Significant judgments and estimates are involved in determining the percent complete of each contract. Different assumptions could yield materially different results.
12.	We note that your risk factors indicate you have adjusted your strategy to offer a higher percentage of your products and services using subscription pricing and/or application service provider arrangements. Please explain to us how your revenue recognition policy addresses these types of arrangements.
     Company’s Response:
     We did not have material revenues associated with subscription based pricing. As noted in the risk factors, we highlighted that our revenues may be impacted by the demand of subscription pricing and/or application service provider arrangements in the future.
     We confirm that, in future filings, where appropriate, we will include a discussion of our revenue recognition policy in relation to subscription based pricing and/or application service provider arrangements and will identify the percentage attributable to subscription based pricing should that amount be material.

Exhibits 31.1 and 31.2.
13.	We note that you have included the certifying officers’ titles in the lead sentence to the certifications. Please note that the certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please confirm that you will conform your disclosures in future filings. Note that this comment also relates to the Form 10-Q for the fiscal quarter ended September 30, 2008.
     Company’s Response:
We confirm that, in future filings, our certifications in Exhibits 31.1 and 31.2 will conform to Item 601(b)(31) of Regulation S-K.
Definitive Proxy Statement on Schedule 14A. Certain Relationships and Related Transactions, page 9.
14.	Although you indicate that you had no reportable related transactions in fiscal 2007, you have not included a description of your policies and procedures for the review, approval or ratification of any such transactions. Please tell us whether you have such policies and procedures and whether they are in writing. Please confirm that you will include disclosure responsive to Item 404(b) of Regulation S-K in future filings.
     Company’s Response:
     We have written policies and procedures for the review and/or approval of related party transactions. Our Audit Committee Charter provides that the Audit Committee shall review all “related party transactions” (defined as transactions required to be disclosed pursuant to Item 404 of Regulation S-K) on an ongoing basis, and all such transactions must be approved by the Audit Committee. We confirm that, in future filings, we will include disclosure pursuant to Item 404(b) of Regulation S-K.
Compensation Discussion and Analysis, page 11.
15.	Please tell us how you determined that you have included in your executive compensation discussion all of the persons covered pursuant to Item 402(a)(3)(iii) of Regulation S-K. In your response, please specifically address whether any officer(s) not named in the summary compensation table is a vice president in charge of a principal business unit, division or function (such as sales, administration or finance) or is an officer or person who performs a policy making function. See Exchange Act Rule 3b-7.
     Company’s Response:

     We have included in our executive compensation discussion all persons covered pursuant to Item 402(a)(3)(iii) of Regulation S-K. Our Chief Executive Officer is responsible for our operating activities and our single business unit, and our Chief Financial Officer is responsible for our finance function. While we had several vice-presidents, none of such individuals was an officer in charge of a principal business unit, division or function, with significant policy making functions, and therefore none of those individuals was deemed to be an officer within the context of Exchange Act Rule 3b-7. However, our Board of Directors periodically reviews our executive team’s roles in accordance with Exchange Act Rule 3b-7 as our business evolves and the Board may conclude that it would be necessary to name additional persons as officers pursuant to Item 402(a)(3)(iii) of Regulation S-K.
16.	Your Compensation Discussion and Analysis does not include in the narrative discussion information concerning Messrs. Hill and McClennen, both of whom are listed in the summary compensation table. The Compensation Discussion and Analysis should be of the information contained in the tables and otherwise disclosed under Executive Compensation. See Instruction 2 to Item 402(b) of Regulation S-K. Please tell us how you determined that disclosure in Compensation Discussion and Analysis for Messrs. Hill and McClennen is not required.
     Company’s Response:
     We note that we included disclosure regarding material aspects of the executive compensation arrangements for both Messrs. McClennen and Hill on pages 18, 19 and 20 of our Definitive Proxy Statement on Schedule 14A for the 2008 annual meeting, and we also note that both individuals were no longer executive officers of the Company at the time of the filing of the Proxy Statement. In addition, the compensation arrangements for both Messrs. McClennen and Hill had not changed in any material way from the compensation arrangements that had been in place for each of those two officers during the Company’s previous fiscal year. Given that, the material aspects of their compensation had been disclosed elsewhere in our Proxy Statement and the two individuals were no longer employed by the Company, we reached a conclusion that separate disclosure in the Compensation Discussion and Analysis section was not required.
17.	You state on page 12 that compensation is based in part on individual performance, and on page 15 that your compensation policies are “designed to retain and motivate our Named Executive Officers and to ultimately reward them for outstanding individual and corporate performance.” However, you have not discussed the compensation committee’s assessment of individual performance for fiscal 2007 for any named executive officers. To the extent your compensation is based in any part on individual performance, the elements of individual performance should be described. See Item 402(b)(2)(vii) of Regulation S-K.

     Company’s Response:
     In setting executive compensation policies for our named executive officers, the Compensation Committee considers the individual performance of our named executive officers to be linked entirely to our corporate performance goals and the success of the Company in achieving these goals is a direct reflection of whether an individual has also achieved his individual performance goals. As a result, the Compensation Committee does not set separate individual goals apart from the need for an individual’s performance to contribute to the overall corporate performance goals. The Compensation Committee awards and approves bonus amounts based on the achievement of these goals. We will revise our disclosure in future filings to make this point more explicit.
18.	Please tell us whether any executive officer, including the chief executive officer, has a role in determining compensation for other executive officers or for himself. To the extent any executive officer has a role in determining executive compensation, this should be disclosed in future filings. See Item 402(b)(2)(xv) of Regulation S-K.
     Company’s Response:
     Compensation for our named executive officers is established, and performance of all executive officers is evaluated by, our Compensation Committee of the Board of Directors. None of our executive officers, including our chief executive officer, has a role in determining compensation for other executive officers or for himself.
     We confirm that, in future filings, we will disclose the extent, if any to which any executive officer has a role in determining executive compensation as contemplated by Item 402(b)(2)(xv) of Regulation S-K.
Compensation Elements and Purpose, page 12.
19.	We note your statement that you intend to bring base salaries and total executive compensation in line with approximately the fiftieth to one hundredth percentile of Health Care Information Technology (HCIT) companies with annual revenues and market capitalization similar to your own. As it appears you engage in benchmarking compensation, you should disclose the component companies of the benchmark and provide a concise discussion of how the comparative compensation is used, including the nature and extent of any discretion the compensation committee retains. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Division of Corporation Finance’s compliance and disclosure interpretations of Regulation S-K for more information. Please confirm that you will provide conforming disclosure in future filings.

     Company’s Response:
     We confirm that, to the extent the Compensation Committee engages in benchmarking of executive compensation in future fiscal years, we will provide the disclosure requested by this comment with respect to the benchmarking of compensation in future filings.
     We supplementally advise the Staff that our executive compensation data in 2007 was compared primarily against (i) executive compensation data from the following HCIT companies: Vital Images, Merge, and Emageon and (ii) executive compensation reports from Culpepper utilizing the information for public companies with similar revenues and employees to that of the Company. However, our Compensation Committee retained the discretion to set our executives’ compensation at levels that the Committee members believed were appropriate based on all of the factors described in our Compensation Discussion and Analysis, and their decisions were not limited by the data set forth in either HCIT benchmarks or the Culpepper salary survey.
Compensation Components, page 13.
20.	We note that you have not disclosed the specific percentile at which base salary for each named executive officer was benchmarked in 2007 nor have you included a discussion of why the salary for each named executive officer was set at the specific amount. Please provide us with this information and confirm that you will provide conforming disclosure in future filings. See Item 402(b)(1)(v) of Regulation S-K.
     Company’s Response:
     We advise the Staff that our Compensation Committee did not select or set a specific percentile, based on the information that it obtained from the benchmarking process, at which each named executive officer’s base salary would be set. Rather, in 2007, the Committee reviewed a range of base salaries for companies that were comparable to the Company as a basis for the Committee’s decision to leave base salaries for the named executive officers at the same level as 2006.
     To the extent that the Committee does set a specific percentile to be used in benchmarking compensation in future periods, that amount will be disclosed in future filings. In addition, our proxy statement to be filed in 2009 will include specific information as to why the salaries for each named executive officer were set at their specific amounts.
21.	We note that you have not disclosed the annual corporate performance targets (i.e., revenues, sales orders and operating income) nor have you disclosed the quarterly sales order targets which annual and quarterly cash bonuses are paid. If you have omitted performance targets in reliance upon Instruction 4 to Item 402(b) of

Regulation S-K, please provide us with a reasonably detailed analysis supporting your conclusion that disclosure of performance targets would cause you competitive harm.
     Company’s Response:
     We confirm that we have omitted the annual corporate performance targets for revenues, sales orders and operating income, and the quarterly sales orders targets, from the disclosure in reliance upon Instruction 4 to Item 402(b) of Regulation S-K. We believe that the disclosure of such targets would result in serious competitive harm to our business, and we respectfully believe that the disclosure of such information is not necessary for the protection of investors. We also note that we have not previously disclosed publicly any information with regard to specific performance targets.
     We believe that the disclosure of the amounts that would result in the payment of bonuses for these specific performance measures would cause us competitive harm in that our competitors would know exactly how much in terms of revenue, sales orders, and operating income we would consider to be sufficient to warrant the payment of a cash bonus. Because we set the target amounts that would result in the payment of bonuses at the beginning of a fiscal year, disclosure of the specific thresholds would offer insight into our expectations for the coming fiscal year in terms of how optimistic or pessimistic our assumptions are about these components of our business, and could thus allow competitors to adjust their expectations and business planning accordingly, to our detriment, without giving us similar insight into their plans, expectations and strategies. Disclosure of these amounts would also provide competitors with information that could be used to extrapolate the Company’s pricing assumptions, as well as the Company’s expected cash position and operating performance, all of which would allow competitors to adjust their existing and proposed strategies for pricing, marketing and expansion, among others, in ways that would undermine the Company’s ability to grow its sales and improve its earnings. Additionally, by maintaining confidentiality, the Compensation Committee can set corporate performance goals at levels that allow it to challenge management without being concerned that the investing public will be misled due to investors viewing the targets as financial guidance, which could lead to research analysts’ and investors’ price targets and valuation models mistakenly being inflated. If forced to disclose these quantitative targets, the Compensation Committee may feel pressure to set targets at more easily achievable levels in order to reduce or eliminate the risk of harm to the Company, which would in turn remove a portion of management’s incentive and make it significantly more difficult for the Company to reach its desired, but currently unstated, targets.
     For this reason, we respectfully request that we not be required to disclose the annual corporate performance targets for these measures in connection with our executive compensation disclosure.

22.	You have provided limited information concerning the degree of difficulty with which the undisclosed performance targets may be achieved, disclosing only whether or not performance targets were achieved, or if only in part, the compensation corresponding to that achievement for 2006 and 2007. In future filings please enhance your discussion of the degree of difficulty that you expect will be experienced in achieving undisclosed performance targets. For example, provide a more thorough historical assessment of the predictability of achievement of performance objectives and the relation between historical and future achievement. This will provide investors with a better understanding of the arduousness or ease associated with the achievement of the undisclosed target levels. For each of the performance bonuses, please discuss how the maximum compensation levels for the named executive officers for 2007 and 2008, as disclosed in the table on page 20, were determined.
     Company’s Response:
     We confirm that, in future filings, we will enhance our discussion of the degree of difficulty that we expect will be experienced in achieving undisclosed performance targets. The maximum possible cash bonus levels under each of our three bonus programs (stock price-based, revenues/orders/operating income-based, and sales orders-based), as disclosed in the table on page 20 of the Proxy Statement, were determined by the Compensation Committee upon a review of the aggregate base salaries for each of the named executive officers as compared to the aggregate compensation paid to officers with similar positions in the group of comparable companies that the Committee used to benchmark compensation. The levels of the maximum possible cash bonuses under such programs were also based on the Committee members’ views as to general performance expectations for the Company in 2008, and the levels of bonuses that had been paid out in prior years.
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Part I. Financial Information
Item 1. Financial Statements (unaudited)
G. Fair Value Measurements, page 13.

23.	We note you combine cash and cash equivalents with marketable securities for purposes of disclosing the level within the fair value hierarchy used to measure these instruments. Please tell us how you considered paragraph 32 of SFAS 157.
     Company’s Response:
     We considered paragraph 32 of SFAS 157 and disclosed the elements within the fair value hierarchy as follows:

	Fair value measurements using			Assets at
	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents and marketable securities	$18,335	$10,195	$—	$28,530

Total	$18,335	$10,195	$—	$28,530

•	In Note B to our financial statements we disclosed Federal Agency obligations of $3,091 at September 30, 2008. Our Balance Sheet shows cash equivalents of $15,244 at September 30, 2008. The combined value of $18,335 represents our assets using Level 1 inputs.

•	In Note B to our financial statements we disclosed State and Municipal Obligations of $10,195 at September 30, 2008, representing our assets using Level 2 inputs.
We will, in future filings, provide a clearer description of each component and the amounts within each level.
Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations. Critical Accounting Policies, page 17.
24.	We note that there has been a significant decline in your market capitalization since your fiscal year end. Please explain to us how you considered whether or not such a decline was a triggering event requiring you to reassess your goodwill for impairment pursuant to paragraph 28 of SFAS 142. As part of your response, tell us what factors you considered at September 30, 2008 in concluding an interim goodwill impairment test was not required as well as what consideration you gave to enhancing your risk factors and critical accounting policies related to the valuation of your goodwill.
     Company’s Response:
     As of September 30, 2008 (our annual test date), we performed a goodwill impairment analysis, in accordance with SFAS 142. Our market capitalization was in excess of book value at that date, and consequently we concluded that our goodwill was not impaired.

     We did consider including additional disclosure in the risk factors section of the Form 10-Q for the quarter ended September 30, 2008 as to the valuation of our goodwill, and we discussed potential disclosure on this point with our legal advisors. However, we decided not to include such additional disclosure because (i) our goodwill had not in fact been impaired as of September 30, 2008, and (ii) we believed that the reduction in our share price and the Company’s market capitalization from September 30, 2008 to the time we filed our Quarterly Report on Form 10-Q for the period ending September 30, 2008 was a temporary reduction. As a result, we did not believe that it was necessary to highlight the possibility of a future impairment when, we believed at the time, there was a strong possibility that an impairment would not be realized.
Form 8-K Filed November 4, 2008. Exhibit 99.1
25.	Please revise your disclosures in future filings to remove the reference to “pro-forma” when describing your non-GAAP EBITDA measure. “Pro forma” has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.
     Company’s Response:
     We confirm that, in future filings, we will remove the reference to “pro-forma” when describing our non-GAAP EBITDA measure. In the future, we will describe this measure as “Adjusted EBITDA”.

          In submitting this letter we acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 779-7878 or by telecopier at (617) 779-7879. Thank you for your assistance.

Respectfully submitted, AMICAS, Inc.
By	/s/ Kevin C. Burns
Kevin C. Burns
Senior Vice President and Chief Financial Officer